Regulatory Announcement

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RECEIVED
2007 JAN -3 A 7:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:26 13-Dec-06
Number	8550N

SUPPL

Tesco PLC announces that on 13 December 2006 it purchased from JPMorgan Cazenove 3,100,000 ordinary shares at an average price of 391.93 pence per share. The purchased shares will be cancelled.

END



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PROCESSED
JAN 09 2007
THOMSON FINANCIAL